Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 25, 2020

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – March 5, 2020 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the second quarter ended January 25, 2020.

Net income was $2,005,000 in the 13 weeks ended January 25, 2020 compared to $7,571,000 in the 13 weeks ended January 26, 2019. The 13 weeks ended January 25, 2020 includes a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges of $871,000 (net of tax), pre-opening costs related to the Stroudsburg, Pennsylvania replacement store that opened on November 1, 2019 of $304,000 (net of tax) and store closure costs and charges to write off the variable lease obligations related to the old Stroudsburg store of $365,000 (net of tax). Excluding these items, net income decreased 53% in the 13 weeks ended January 25, 2020 compared to the prior year due primarily to decreased gross profit margins due to price investments and increased operating and administrative expenses.

Sales were $437,422,000 in the 13 weeks ended January 25, 2020, an increase of 2.2% compared to the 13 weeks ended January 26, 2019.  Sales increased due to the opening of the Stroudsburg replacement store on November 1, 2019, the acquisition of Gourmet Garage on June 24, 2019 and a same store sales increase of 0.1%. Same store sales increased due to continued sales growth in the Bronx, New York City store opened on June 28, 2018, recently remodeled or replaced stores and continued growth of ShopRite from Home including expansion to five additional stores. These increases were partially offset by the impact of one competitor store opening, decreased promotional spending in Maryland and the early release of Supplemental Nutrition Assistance Program ("SNAP") benefits in January 2019. The Company expects same store sales in fiscal 2020 to range from a .5% decrease to an increase of 1.0%.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales decreased to 26.96% in the 13 weeks ended January 25, 2020 compared to 27.50% in the 13 weeks ended January 26, 2019. Excluding the impact of the addition of Gourmet Garage, gross profit as a percentage of sales decreased .83% in the 13 weeks ended January 25, 2020 compared to the 13 weeks ended January 26, 2019 due primarily to decreased departmental gross margin percentages (.67%), decreased patronage dividends and rebates received from Wakefern (.12%) and higher promotional spending (.13%), partially offset by decreased warehouse assessment charges from Wakefern (.05%) and a favorable change in product mix (.04%). Departmental gross profits decreased due primarily to price investments, including the ShopRite's Right Price Promise pricing strategy, a commitment to everyday low prices on the items customers purchase most frequently, introduced in October 2019, and decreased pharmacy margins as a result of continued downward pressure on prescription reimbursement rates from third party providers.

Operating and administrative expense as a percentage of sales increased to 24.63% in the 13 weeks ended January 25, 2020 compared to 23.37% in the 13 weeks ended January 26, 2019. The 13 weeks ended January 25, 2020 includes a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges (.28%), pre-opening costs of the Stroudsburg, Pennsylvania replacement store (.10%), store closure costs and charges to write off the variable lease obligations of the old Stroudsburg store (.12%) and lease costs reclassified from Depreciation and Amortization and Interest Expense to Operating and Administrative Expense (.15%) as a result of the adoption of ASU 2016-02, “Leases.”

Excluding these items, operating and administrative expense as a percentage of sales increased .61% in the 13 weeks ended January 25, 2020 compared to the 13 weeks ended January 26, 2019 due primarily to increased payroll (.49%), increased occupancy costs (.07%) and higher fringe benefit costs (.11%). These increases were partially offset by decreased legal and consulting fees (.16%). Payroll increased due primarily to the addition of Gourmet Garage, higher payroll in the first full quarter of operations in the Stroudsburg replacement store, minimum wage increases in New Jersey and continued growth of ShopRite from Home and expansion to five additional stores. Fringe benefit costs increased primarily due to increased claim costs on self-insured medical plans. Occupancy costs increased due primarily to the addition of Gourmet Garage.

Net income was $4,572,000 in the 26 weeks ended January 25, 2020 compared to $13,839,000 in the 26 weeks ended January 26, 2019. The 26 weeks ended January 25, 2020 includes a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges of $871,000 (net of tax), pre-opening costs related to the Stroudsburg, Pennsylvania replacement store of $891,000 (net of tax) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store of $557,000 (net of tax). The 26 weeks ended January 26, 2019 includes a

Exhibit 99.1

$290,000 (net of tax) gain for Superstorm Sandy insurance proceeds received. Excluding these items from both periods, net income decreased 49% in the 26 weeks ended January 25, 2020 compared to the prior year due primarily to decreased gross profit margins and increased operating and administrative expenses.

Village Super Market operates a chain of 30 supermarkets under the ShopRite name in New Jersey, Maryland, New York City and eastern Pennsylvania and three specialty markets under the Gourmet Garage name in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 25, 2020	January 26, 2019	January 25, 2020	January 26, 2019

Sales	$437,422	$428,128	$844,824	$829,678

Cost of sales	319,475	310,392	613,331	599,830

Gross profit	117,947	117,736	231,493	229,848

Operating and administrative expense	107,734	100,036	210,874	196,330

Depreciation and amortization	7,798	7,017	15,237	13,915

Operating income	2,415	10,683	5,382	19,603

Interest expense	(568)	(1,112)	(1,135)	(2,227)

Interest income	1,030	1,305	2,289	2,483

Income before income taxes	2,877	10,876	6,536	19,859

Income taxes	872	3,305	1,964	6,020

Net income	$2,005	$7,571	$4,572	$13,839

Net income per share:
Class A common stock:
Basic	$0.16	$0.59	$0.35	$1.08
Diluted	$0.14	$0.53	$0.32	$0.96

Class B common stock:
Basic	$0.10	$0.38	$0.23	$0.70
Diluted	$0.10	$0.38	$0.23	$0.70

Gross profit as a % of sales	26.96%	27.50%	27.40%	27.70%
Operating and administrative expense as a % of sales	24.63%	23.37%	24.96%	23.66%